------------------------------
                                                           OMB APPROVAL
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                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(1)


                              Casino Data Systems.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    147583108
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    147583108                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          964,398
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    964,398

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     964,398

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.19%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          964,398
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    964,398

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     964,398

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.19%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   147583108                  13D                   Page    of    Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
          Common Stock             Casino Data Systems
                                   3300 Birtcher Dr.
                                   Las Vegas, NV  89118


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                               New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 964,398 shares of Common Stock was approximately $8,438,482.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Casino Data Systems in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer as of 4/20/2001.

     (a)Number:                                                  964,398
        Percentage:                                              5.19%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            964,398
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  964,398

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                      None

--------------------------------------------------------------------------------

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     May 22, 2001
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                        Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

John L. Knight            Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                   APPENDIX II

                               Casino Data Systems

                      Trading from 2/01/01 through 04/20/2001
                            (Various Firm's Accounts)


                   ***** 04/20 *****
   300  CASINO DATA SYSTEMS            8.9000          2,670.00

                   ***** 04/19 *****
 1,000  CASINO DATA SYSTEMS            8.9000          8,900.00
 2,000  CASINO DATA SYSTEMS            8.9000         17,800.00
                   ***** 04/18 *****
    53  CASINO DATA SYSTEMS            8.8800            470.64
 1,000  CASINO DATA SYSTEMS            8.8800          8,880.00
                   ***** 04/17 *****
13,500- CASINO DATA SYSTEMS            8.8800        119,876.00-
 8,000  CASINO DATA SYSTEMS            8.8800         71,040.00
 5,500  CASINO DATA SYSTEMS            8.8800         48,840.00
                   ***** 04/16 *****
   154  CASINO DATA SYSTEMS            8.8800          1,367.52
   300  CASINO DATA SYSTEMS            8.8800          2,664.00
   700  CASINO DATA SYSTEMS            8.8800          6,216.00
   700  CASINO DATA SYSTEMS            8.8800          6,216.00
 1,000  CASINO DATA SYSTEMS            8.8800          8,880.00
 1,000  CASINO DATA SYSTEMS            8.8800          8,880.00
 1,261  CASINO DATA SYSTEMS            8.8800         11,197.68
 1,500  CASINO DATA SYSTEMS            8.8800         13,320.00
 2,000  CASINO DATA SYSTEMS            8.8800         17,760.00
 2,186  CASINO DATA SYSTEMS            8.8800         19,411.68
 2,500  CASINO DATA SYSTEMS            8.8800         22,200.00
   200  CASINO DATA SYSTEMS            8.8800          1,776.00
                   ***** 04/11 *****
   100  CASINO DATA SYSTEMS            8.8700            887.00
   400  CASINO DATA SYSTEMS            8.8700          3,548.00
 4,000  CASINO DATA SYSTEMS            8.8700         35,480.00
 1,000  CASINO DATA SYSTEMS            8.7600          8,760.00
 5,400- CASINO DATA SYSTEMS            8.8700         47,896.40-
                   ***** 04/10 *****
   400  CASINO DATA SYSTEMS            8.8600          3,544.00
 2,000  CASINO DATA SYSTEMS            8.9000         17,800.00
   400- CASINO DATA SYSTEMS            8.8600          3,544.00-
 2,500- CASINO DATA SYSTEMS            8.9000         22,249.76-
                  ***** 04/06 *****
 1,000  CASINO DATA SYSTEMS            8 27/32         8,843.75
 1,000- CASINO DATA SYSTEMS            8 27/32         8,843.45-
                   ***** 04/05 *****
   100  CASINO DATA SYSTEMS            8 27/32           884.38
 1,000  CASINO DATA SYSTEMS            8 13/16         8,812.50
                   ***** 04/04 *****
   300  CASINO DATA SYSTEMS            8 13/16         2,643.75
 1,000  CASINO DATA SYSTEMS            8 13/16         8,812.50
 1,000  CASINO DATA SYSTEMS            8 27/32         8,843.75
 2,000  CASINO DATA SYSTEMS            8 27/32        17,687.50
 2,000  CASINO DATA SYSTEMS            8 27/32        17,687.50
 6,300- CASINO DATA SYSTEMS            8.8400         55,690.14-
 6,300  CASINO DATA SYSTEMS            8.8400         55,692.00
                   ***** 04/03 *****
   500  CASINO DATA SYSTEMS            8 13/16         4,406.25
                   ***** 03/30 *****
   100  CASINO DATA SYSTEMS            8 13/16           881.25
 1,100  CASINO DATA SYSTEMS            8 13/16         9,693.75
 1,200- CASINO DATA SYSTEMS            8 13/16        10,575.00-
 2,000- CASINO DATA SYSTEMS            8.8850         17,769.40-
                   ***** 03/26 *****
1,073  CASINO DATA SYSTEMS            8 3/4           9,388.75
1,100  CASINO DATA SYSTEMS            8 25/32         9,659.38
1,073- CASINO DATA SYSTEMS            8 3/4           9,388.75-
1,327- CASINO DATA SYSTEMS            8 25/32        11,652.65-
                   ***** 03/23 *****
1,000  CASINO DATA SYSTEMS            8 21/32         8,656.25
                    ***** 03/22 *****
  4,500  CASINO DATA SYSTEMS            8 21/32        38,953.13
160,550  CASINO DATA SYSTEMS            8 5/8       1,384,743.75
 60,000- CASINO DATA SYSTEMS            8 11/16       521,232.62-
105,000- CASINO DATA SYSTEMS            8 11/16       912,157.08-
                    ***** 03/21 *****
    100  CASINO DATA SYSTEMS            8 21/32           865.63
                    ***** 03/19 *****
    100  CASINO DATA SYSTEMS            8 3/4             875.00
  1,800  CASINO DATA SYSTEMS            8 3/4          15,750.00
  2,700  CASINO DATA SYSTEMS            8 3/4          23,625.00
         0551105414N50
    500- CASINO DATA SYSTEMS            8 3/4           4,374.85-
  2,200- CASINO DATA SYSTEMS            8 3/4          19,249.35-
                   ***** 03/15 *****
    100  CASINO DATA SYSTEMS            8 25/32           878.13
  1,000  CASINO DATA SYSTEMS            8 25/32         8,781.25
  1,000  CASINO DATA SYSTEMS            8 25/32         8,781.25
  2,000  CASINO DATA SYSTEMS            8 25/32        17,562.50
  2,500  CASINO DATA SYSTEMS            8 25/32        21,953.13
  2,500  CASINO DATA SYSTEMS            8 25/32        21,953.13
  3,000  CASINO DATA SYSTEMS            8 25/32        26,343.75
  3,700  CASINO DATA SYSTEMS            8 13/16        32,606.25
  3,700- CASINO DATA SYSTEMS            8 13/16        32,605.16-
 10,000- CASINO DATA SYSTEMS            8 13/16        88,122.06-
                    ***** 03/14 *****
  1,900  CASINO DATA SYSTEMS            8 21/32        16,446.88
                   ***** 03/08 *****
    700- CASINO DATA SYSTEMS            8 7/8           6,212.29-
                        ***** 03/07 *****
  1,000  CASINO DATA SYSTEMS            8 27/32         8,843.75
  2,000  CASINO DATA SYSTEMS            8 27/32        17,687.50
    100  CASINO DATA SYSTEMS            8 7/8             887.50
  2,000- CASINO DATA SYSTEMS            8 27/32        17,687.50-
                      ***** 03/05 *****
 20,000- CASINO DATA SYSTEMS            8 3/4         174,994.14-
                   ***** 03/02 *****
  2,700  CASINO DATA SYSTEMS            8 3/4          23,625.00
  2,700- CASINO DATA SYSTEMS            8 3/4          23,624.21-
                    ***** 02/28 *****
 30,050  CASINO DATA SYSTEMS            8 3/4         262,937.50
    300  CASINO DATA SYSTEMS            8.5833          2,574.99
  2,500- CASINO DATA SYSTEMS            8 13/16        22,030.51-
 24,700- CASINO DATA SYSTEMS            8 13/16       217,661.48-
 15,600  CASINO DATA SYSTEMS            8 13/16       137,475.00
  9,100  CASINO DATA SYSTEMS            8 13/16        80,193.75
                    ***** 02/27 *****
    100  CASINO DATA SYSTEMS            8 25/32           878.13
    570  CASINO DATA SYSTEMS            8 25/32         5,005.31
  1,900  CASINO DATA SYSTEMS            8 25/32        16,684.38
  2,000  CASINO DATA SYSTEMS            8 25/32        17,562.50
  3,000  CASINO DATA SYSTEMS            8 25/32        26,343.75
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    100  CASINO DATA SYSTEMS            8 13/16           881.25
    200  CASINO DATA SYSTEMS            8 13/16         1,762.50
    400  CASINO DATA SYSTEMS            8 13/16         3,525.00
    700  CASINO DATA SYSTEMS            8 13/16         6,168.75
  1,800  CASINO DATA SYSTEMS            8 13/16        15,862.50
  2,000  CASINO DATA SYSTEMS            8 13/16        17,625.00
  2,000  CASINO DATA SYSTEMS            8 13/16        17,625.00
  3,000  CASINO DATA SYSTEMS            8 13/16        26,437.50
  3,200  CASINO DATA SYSTEMS            8 13/16        28,200.00
  9,400  CASINO DATA SYSTEMS            8 13/16        82,837.50
 10,000  CASINO DATA SYSTEMS            8 13/16        88,125.00
 20,000  CASINO DATA SYSTEMS            8 13/16       176,250.00
                    ***** 02/23 *****
  1,000  CASINO DATA SYSTEMS            8 3/4           8,750.00
  1,000  CASINO DATA SYSTEMS            8 3/4           8,750.00
    100  CASINO DATA SYSTEMS            8 3/4             875.00
    250  CASINO DATA SYSTEMS            8 3/4           2,187.50
  1,000  CASINO DATA SYSTEMS            8 3/4           8,750.00
  1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
    400  CASINO DATA SYSTEMS            8 1/2           3,400.00
  8,600- CASINO DATA SYSTEMS            8 25/32        75,516.22-
                    ***** 02/22 *****
  5,000  CASINO DATA SYSTEMS            8 3/4          43,750.00
  5,000- CASINO DATA SYSTEMS            8.8100         44,050.00-
                     ***** 02/21 *****
 20,000  CASINO DATA SYSTEMS            8 23/32       174,375.00
 30,000  CASINO DATA SYSTEMS            8 3/4         262,500.00
  1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
    200  CASINO DATA SYSTEMS            8 15/32         1,693.75
 22,200- CASINO DATA SYSTEMS            8.7383        193,983.79-
 15,000  CASINO DATA SYSTEMS            8.7383        131,074.50
  7,200  CASINO DATA SYSTEMS            8.7383         62,915.76
                    ***** 02/20 *****
   200  CASINO DATA SYSTEMS            8 3/4           1,750.00
 1,700  CASINO DATA SYSTEMS            8 3/4          14,875.00
 2,100  CASINO DATA SYSTEMS            8 3/4          18,375.00
 3,100  CASINO DATA SYSTEMS            8 3/4          27,125.00
 3,200  CASINO DATA SYSTEMS            8 3/4          28,000.00
 9,000  CASINO DATA SYSTEMS            8 3/4          78,750.00
10,000  CASINO DATA SYSTEMS            8 3/4          87,500.00
12,000  CASINO DATA SYSTEMS            8 3/4         105,000.00
15,000  CASINO DATA SYSTEMS            8 3/4         131,250.00
25,000  CASINO DATA SYSTEMS            8 3/4         218,750.00
30,700- CASINO DATA SYSTEMS            8 3/4         268,616.04-
19,400  CASINO DATA SYSTEMS            8 3/4         169,750.00
11,300  CASINO DATA SYSTEMS            8 3/4          98,875.00
                   ***** 02/16 *****
 2,000  CASINO DATA SYSTEMS            8 11/16        17,375.00
   100  CASINO DATA SYSTEMS            8 3/4             875.00
   200  CASINO DATA SYSTEMS            8 11/16         1,737.50
   500  CASINO DATA SYSTEMS            8 3/4           4,375.00
   500  CASINO DATA SYSTEMS            8 3/4           4,375.00
   700  CASINO DATA SYSTEMS            8 23/32         6,103.13
 1,000  CASINO DATA SYSTEMS            8 3/4           8,750.00
 1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
 1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
 1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
 2,000  CASINO DATA SYSTEMS            8 3/4          17,500.00
 2,000  CASINO DATA SYSTEMS            8 3/4          17,500.00
 2,000  CASINO DATA SYSTEMS            8 3/4          17,500.00
 2,500  CASINO DATA SYSTEMS            8 3/4          21,875.00
 2,600  CASINO DATA SYSTEMS            8 3/4          22,750.00
 3,000  CASINO DATA SYSTEMS            8 3/4          26,250.00
 4,000  CASINO DATA SYSTEMS            8 3/4          35,000.00
 4,600  CASINO DATA SYSTEMS            8 3/4          40,250.00
 5,000  CASINO DATA SYSTEMS            8 3/4          43,750.00
 5,000  CASINO DATA SYSTEMS            8 23/32        43,593.75
 7,500  CASINO DATA SYSTEMS            8 23/32        65,390.63
 9,000  CASINO DATA SYSTEMS            8 3/4          78,750.00
13,600  CASINO DATA SYSTEMS            8 3/4         119,000.00
 1,000  CASINO DATA SYSTEMS            8.5585          8,558.50
29,600- CASINO DATA SYSTEMS            8.7416        258,742.72-
19,400  CASINO DATA SYSTEMS            8.7416        169,587.04
10,200  CASINO DATA SYSTEMS            8.7416         89,164.32
                    ***** 02/15 *****
   300  CASINO DATA SYSTEMS            8 11/16         2,606.25
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
21,000- CASINO DATA SYSTEMS            8 23/32       183,087.64-
13,000  CASINO DATA SYSTEMS            8 23/32       113,343.75
 8,000  CASINO DATA SYSTEMS            8 23/32        69,750.00
                   ***** 02/14 *****
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,600  CASINO DATA SYSTEMS            8 23/32        13,950.00
 3,500  CASINO DATA SYSTEMS            8 23/32        30,515.63
10,000  CASINO DATA SYSTEMS            8 23/32        87,187.50
10,000  CASINO DATA SYSTEMS            8 23/32        87,187.50
17,300  CASINO DATA SYSTEMS            8 23/32       150,834.38
   600  CASINO DATA SYSTEMS            8 23/32         5,231.25
 2,000  CASINO DATA SYSTEMS            8 23/32        17,437.50
                   ***** 02/13 *****
   200  CASINO DATA SYSTEMS            8 23/32         1,743.75
   500  CASINO DATA SYSTEMS            8 23/32         4,359.38
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 5,400  CASINO DATA SYSTEMS            8 23/32        47,081.25
    10  CASINO DATA SYSTEMS            8 23/32            87.19
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 5,000- CASINO DATA SYSTEMS            8.72875        43,643.75-
                       ***** 02/12 *****
   100  CASINO DATA SYSTEMS            8 23/32           871.88
 2,900  CASINO DATA SYSTEMS            8 23/32        25,284.38
 3,000  CASINO DATA SYSTEMS            8 23/32        26,156.25
 6,000- CASINO DATA SYSTEMS            8.7200         52,318.25-
 6,000  CASINO DATA SYSTEMS            8.7200         52,320.00
                  ***** 02/09 *****
 1,300  CASINO DATA SYSTEMS            8 3/4          11,375.00
   100  CASINO DATA SYSTEMS            8 23/32           871.88
   500  CASINO DATA SYSTEMS            8 23/32         4,359.38
   900  CASINO DATA SYSTEMS            8 23/32         7,846.88
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 1,000  CASINO DATA SYSTEMS            8 23/32         8,718.75
 5,800  CASINO DATA SYSTEMS            8 23/32        50,568.75
42,700  CASINO DATA SYSTEMS            8 23/32       372,290.63
11,300- CASINO DATA SYSTEMS            8 3/4          98,871.70-
 5,000- CASINO DATA SYSTEMS            8.72875        43,643.75-
39,000- CASINO DATA SYSTEMS            8 23/32       340,019.91-
26,000  CASINO DATA SYSTEMS            8 23/32       226,687.50
13,000  CASINO DATA SYSTEMS            8 23/32       113,343.75
                   ***** 02/08 *****
 1,800  CASINO DATA SYSTEMS            8 3/4          15,750.00
 3,800  CASINO DATA SYSTEMS            8 23/32        33,131.25
 1,200  CASINO DATA SYSTEMS            8 23/32        10,462.50
 6,200  CASINO DATA SYSTEMS            8 3/4          54,250.00
 5,000- CASINO DATA SYSTEMS            8.72875        43,643.75-
 8,000- CASINO DATA SYSTEMS            8.7600         70,080.00-
                    ***** 02/07 *****
 9,500  CASINO DATA SYSTEMS            8 3/4          83,125.00
17,900  CASINO DATA SYSTEMS            8 3/4         156,625.00
   600  CASINO DATA SYSTEMS            8 23/32         5,231.25
   700  CASINO DATA SYSTEMS            8 23/32         6,103.13
 2,200  CASINO DATA SYSTEMS            8 23/32        19,181.25
 2,400  CASINO DATA SYSTEMS            8 23/32        20,925.00
 2,500  CASINO DATA SYSTEMS            8 23/32        21,796.88
 4,000  CASINO DATA SYSTEMS            8 23/32        34,875.00
 4,100  CASINO DATA SYSTEMS            8 23/32        35,746.88
 4,900  CASINO DATA SYSTEMS            8 23/32        42,721.88
 5,000  CASINO DATA SYSTEMS            8 23/32        43,593.75
 5,000  CASINO DATA SYSTEMS            8 23/32        43,593.75
 6,300  CASINO DATA SYSTEMS            8 23/32        54,928.13
 8,600  CASINO DATA SYSTEMS            8 23/32        74,981.25
10,000  CASINO DATA SYSTEMS            8 23/32        87,187.50
10,000  CASINO DATA SYSTEMS            8 23/32        87,187.50
20,000  CASINO DATA SYSTEMS            8 23/32       174,375.00
16,300- CASINO DATA SYSTEMS            8.7200        142,131.26-
27,400- CASINO DATA SYSTEMS            8.7600        240,024.00-
70,000- CASINO DATA SYSTEMS            8 3/4         612,479.58-
10,000  CASINO DATA SYSTEMS            8.7200         87,200.00
 6,300  CASINO DATA SYSTEMS            8.7200         54,936.00
                    ***** 02/06 *****
    100  CASINO DATA SYSTEMS            8 23/32           871.88
    100  CASINO DATA SYSTEMS            8 23/32           871.88
    100  CASINO DATA SYSTEMS            8 23/32           871.88
    100  CASINO DATA SYSTEMS            8 23/32           871.88
    600  CASINO DATA SYSTEMS            8 23/32         5,231.25
    700  CASINO DATA SYSTEMS            8 23/32         6,103.13
  2,000  CASINO DATA SYSTEMS            8 23/32        17,437.50
  2,000  CASINO DATA SYSTEMS            8 23/32        17,437.50
  3,000  CASINO DATA SYSTEMS            8 23/32        26,156.25
  3,700  CASINO DATA SYSTEMS            8 23/32        32,259.38
  8,000  CASINO DATA SYSTEMS            8 23/32        69,750.00
  8,600  CASINO DATA SYSTEMS            8 23/32        74,981.25
 30,000- CASINO DATA SYSTEMS            8 3/4         262,491.25-
                     ***** 02/05 *****
  1,000  CASINO DATA SYSTEMS            8 11/16         8,687.50
  1,200  CASINO DATA SYSTEMS            8 11/16        10,425.00
     10  CASINO DATA SYSTEMS            8 11/16            86.88
  2,210- CASINO DATA SYSTEMS            8.6975         19,220.83-
                       ***** 02/02 *****
  1,000  CASINO DATA SYSTEMS            8 11/16         8,687.50





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